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                                                                    EXHIBIT 99.4


                                   [SNB Corp.]

To Our Shareholders:

         The Board of Directors of SNB Corp. has approved the acquisition of SNB Corp. by Park National Corporation. The acquisition, which will be accomplished by the merger of SNB Corp. into Park National Corporation, will result in our subsidiary Second National Bank becoming a subsidiary of Park National. We are pleased that Second National Bank will continue to serve the communities of Darke and Mercer Counties, Ohio as a member of the Park National family of community banks.

         As a result of the merger, each common share of SNB will be converted into the right to receive approximately 5.37 Park National common shares. We expect the merger to, in general, be tax-free to SNB shareholders, except for the receipt of cash in lieu of fractional Park National shares.


         We can not complete the merger unless we obtain the necessary government approvals and unless our shareholders adopt the merger agreement. YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR adoption of the merger agreement. If you do not return your card, or if you do not instruct your broker how to vote any shares held for you in your broker's name, the effect will be the same as a vote against adoption of the merger agreement. You may, of course, attend the meeting and vote in person even if you have previously returned your proxy card. The special meeting will be held at the North Office of Second National Bank, 1302 Wagner Avenue, Greenville, Ohio, on April 25, 2000, at 10:00 a.m., local time.


         This document provides detailed information about the transaction we are proposing, and it includes the merger agreement, as amended, as an appendix. WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT CAREFULLY. You can find additional information about Park National from documents filed with the Securities and Exchange Commission.

         Park National common shares are listed on the AMEX, under the symbol "PRK."

         I enthusiastically support this combination and join with the other members of our Board of Directors in recommending that you vote in favor of adopting the merger agreement.



March 24, 2000                               Fred C. Brumbaugh
                                             Chairman and President
                                             SNB Corp.



NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS DOCUMENT OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES PARK NATIONAL IS OFFERING THROUGH THIS PROXY STATEMENT/PROSPECTUS ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF PARK NATIONAL, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.